Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — 2nd Quarter Fiscal 2009 Earnings Release dated August 18, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: August 18, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

SECOND QUARTER FISCAL 2009 RESULTS

SHANGHAI, PRC — August 18, 2009 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights:

•	Net revenue was RMB364.1 million (US$53.3 million), compared to RMB373.5 million in the first quarter 2009 and RMB504.8 million in the second quarter 2008.

•

Gross profit was RMB309.5 million (US$45.3 million), compared to RMB313.9 million in the first quarter 2009 and RMB447.0 million in the second quarter 2008. Gross profit margin for the second quarter 2009 was 85.0%.

•

Net income attributable to the Company’s shareholders was RMB231.9 million (US$34.0 million), compared to RMB231.9 million in the first quarter 2009 and RMB350.6 million in the second quarter 2008. The margin of net income attributable to the Company’s shareholders for the second quarter 2009 was 63.7%.

•

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.03 (US$0.15) and RMB0.99 (US$0.15), respectively, compared to basic and diluted earnings per ADS of RMB1.45 and RMB1.40, respectively, for the second quarter 2008, and basic and diluted earnings per ADS of RMB1.03 and RMB0.99, respectively, for the first quarter 2009. Each ADS represents one ordinary share.

•

Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB239.8 million (US$35.1 million), compared to RMB240.2 million in the first quarter 2009 and RMB362.5 million in the second quarter 2008. The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 65.9%.

•

Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB1.06 (US$0.16) and RMB1.03 (US$0.15), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.50 and RMB1.45, respectively, for the second quarter 2008, and basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the first quarter 2009.

•	Active Paying Accounts (“APA”) for online games[1] in the second quarter 2009 reached 1,204,000, a decrease of 2.6% from the first quarter 2009 and a decrease of 31.6% from the second quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB300.0, an increase of 0.1% from the first quarter 2009 and an increase of 4.9% from the second quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 453,000, a decrease of 14.7% from the first quarter 2009 and a decrease of 26.9% over the second quarter 2008.

[1]	Online games include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online.

FOR IMMEDIATE RELEASE

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,440,000, a decrease of 8.3% from the first quarter 2009 and a decrease of 38.4% from the second quarter 2008.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer, comments, “In July we began testing ZT Online’s newest expansion pack called Parenthood Simulation, which gives players the ability to simulate child bearing and parenting activities, further increasing in-game interaction and enhancing the community stickiness. We plan to complete the official roll out of this expansion pack in September. Meanwhile, the development of ZT Online Green Edition, which is an additional version of our flagship game with a tweaked in-game economy, is near completion and we plan to introduce this version in October.”

“As we work to extend the life cycle of the ZT Online series via new updates and expansion packs, we are also actively pursuing exciting new opportunities to broaden our overall game portfolio. Throughout the second quarter, we began reorganizing our R&D teams according to their respective projects and tasks, in an effort to raise their creativity and entrepreneurship. Efficiency has improved and our R&D talents have been continuously focusing on and testing new internally developed games, such as King of Kings III, ZT Online II, My Sweetie and XT Online. Within one year, we hope to introduce eight new games into the marketplace.”

“Despite near term challenges, we believe our robust development pipeline, focused and strong R&D capabilities, extensive sales and marketing network, and healthy balance sheet help us to remain well positioned to drive long-term growth.”

Second Quarter 2009 Unaudited Financial Results

Net Revenue. Net revenue for the second quarter 2009 was RMB364.1 million (US$53.3 million), representing a 2.5% decrease from RMB373.5 million in the first quarter 2009 and a 27.9% decrease from RMB504.8 million in the second quarter 2008.

Revenue from online games totaled RMB361.2 million (US$52.9 million), representing a decrease of 2.5% from RMB370.5 million from the first quarter 2009 and a 28.2% decrease from RMB503.3 million in the second quarter 2008. Online game net revenue decreased sequentially, as we continue to extend the lifecycle of our flagship ZT Online series and realign resources away from sales and marketing efforts and towards the development of our pipeline games.

ACU for online games1 in the second quarter 2009 was 453,000, representing a 14.7% sequential decrease and a 26.9% decrease over the second quarter 2008. PCU for online games1 in the second quarter 2009 was 1,440,000, representing a 8.3% sequential decrease and a 38.4% decrease over the second quarter 2008. ACU and PCU trended down pending introduction and acceptance of our pipeline games and as we reduced the number and scale of our marketing campaigns during the quarter. ARPU for online games1 in the second quarter 2009 increased 0.1% sequentially and 4.9% year-over-year to RMB300.0. APA for online games1 in the second quarter 2009 decreased 2.6% sequentially and 31.6% year-over-year to 1,204,000. On a sequential basis, APA exhibited some softness due to lower user numbers, while ARPU remained stable.

FOR IMMEDIATE RELEASE

Cost of Services. Cost of services was RMB54.5 million (US$8.0 million), representing a decrease of 8.6% from the first quarter 2009 and a 5.6% decrease over the same period in 2008. The sequential fall in cost of services consists primarily of a RMB4.3 million decrease in sales tax associated with decreased revenue, and a RMB1.0 million decrease in IDC cost due to more strict cost controls. The year-over-year decrease is mainly attributable to stricter cost management company-wide and a decline in sales tax.

Gross Profit and Gross Margin. Gross profit for the second quarter 2009 was RMB309.5 million (US$45.3 million), representing a 1.4% sequential decrease and a 30.8% year-over-year decrease. Gross margin for the second quarter 2009 was 85.0%, up slightly from 84.0% in the first quarter 2009, but down from 88.6% in the same period of 2008.

Operating Expenses. Total operating expenses for the second quarter 2009 were RMB75.1 million (US$11.0 million), representing a decrease of 8.3% from RMB81.9 million in the first quarter 2009 and a decline of 36.8% from RMB118.8 million in the second quarter 2008. The decreases in operating expenses are mainly attributable to tightened cost controls across Giant’s sales and marketing operations.

Research and product development expenses (R&D) for the second quarter 2009 decreased 10.2% sequentially to RMB29.0 million (US$4.2 million) from RMB32.3 million, and increased 45.9% year-over-year from RMB19.9 million. R&D expenses decreased sequentially mainly due to the capitalization of certain qualifying R&D expenses for the development of new games. The year-over-year increase is the result of the expansion of Giant’s R&D department in order to facilitate the development of new games and the enhancement of existing games.

Sales and marketing expenses were RMB24.2 million (US$3.5 million) in the second quarter 2009, down 20.1% sequentially from RMB30.2 million and down 71.1% year-over-year from RMB83.6 million. The sequential and year-over-year decreases occurred as the Company tightened cost controls over its sales and marketing liaison personnel and reduced the number of its marketing campaigns.

General and administrative expenses (G&A) for the second quarter 2009 were RMB31.9 million (US$4.7 million), up 8.6% sequentially from RMB29.4 million, and up 5.3% from RMB30.3 million in the second quarter 2008. On a sequential basis, the rise in G&A expenses was mainly attributable to an increase in consulting fees paid for the search and recruitment of experienced R&D teams. The year-over-year increase in general and administrative expenses was primarily attributable to the Company’s efforts to expand its business operations.

Financial Incentive. The financial incentive received in the second quarter 2009, which represents a sales tax refund from the municipal government, was RMB10.0 million (US$1.5 million) compared with RMB10.0 million in the first quarter 2009 and RMB15.0 million in the second quarter 2008. This refund relates to the sales tax and is treated as a deduction in operating expenses.

FOR IMMEDIATE RELEASE

Interest Income. Interest income for the second quarter 2009 was RMB23.0 million (US$3.4 million), compared to RMB26.1 million in the first quarter 2009 and RMB43.4 million in the second quarter 2008. The sequential decrease is in-line with the decrease of the Company’s cash balance and short-term investments in the second quarter. The year-over-year decrease is also attributable to a change in the Company’s cash position as funds were used for the non-current investment in 51.com and the share repurchase program, as well as a decline in the market interest rate over the period.

Income Tax. Income tax expense for the second quarter 2009 was RMB25.9 million (US$3.8 million), in line with the first quarter 2009, but an increase compared to RMB17.5 million in the second quarter 2008. This increase was mainly due to a release of valuation allowance in the second quarter 2008 and no such release in the current quarter.

Net Income Attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the second quarter 2009 was RMB231.9 million (US$34.0 million), which remained consistent compared to RMB231.9 million in the first quarter 2009 and is a year-over-year decrease of 33.9% from RMB350.6 million. The year-over-year decrease is attributable to the decrease in net revenue. The margin of net income attributable to the Company’s shareholders was 63.7% for the second quarter 2009, compared to 62.1% in the first quarter 2009 and 69.5% in the second quarter 2008.

Cash, Cash Equivalents and Short-Term Investments. As of June 30, 2009, Giant’s cash, cash equivalents and short-term investments totaled RMB5,034.4 million (US$737.1 million), compared to RMB5,211.1 million as of March 31, 2009. The decrease in cash balance is primarily a result of the dividend payment of US$40.6 million and the payment in the amount of US$12.5 million for the purchase of land in Zhuhai for a future research and development center.

Share Repurchase Program. In August 2008, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs. As of June 30, 2009, Giant had repurchased an aggregate of 16,517,985 ADSs on the open market, for a total consideration of US$106.9 million under this plan. The Company did not repurchase any shares during the second quarter 2009. In August 2009, the Board of Directors terminated the above plan and approved another share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs. Under the new share repurchase plan, the Company may repurchase its shares under one year, unless further extended or shortened by the Board of Directors, as under the board resolution and as defined by SEC regulations.

Business Highlights and Outlook

ZT Online—Giant has continued to introduce new features and activities for ZT Online. In July, an expansion pack called Parenthood Simulation began being tested and has since been gaining traction. ZT Online Classic Edition continues to perform steadily, and will be enhanced via its own expansion pack called Unparalleled Martial Arts. The Company is also developing a new ZT Online version called ZT Online Green Edition. Green Edition will be operated concurrently and independently of the existing ZT Online games, and will employ an enhanced in-game economy to benefit lower spending and non-paying accounts, along with additional maps, skills, items, and other gameplay features. In Vietnam, where ZT Online is operated by VinaGame Software Service Joint Stock Company, the game remains very popular.

FOR IMMEDIATE RELEASE

Giant Online—In the second quarter of 2009, the Company released a feature-set for Giant Online that encourages exploration and the pursuit of additional equipment. Giant is currently unlocking the next military rank for players to achieve, and this feature will be available beginning in the third quarter 2009.

King of Kings III—King of Kings III is a 3D free-to-play medieval magical MMORPG. During the second quarter 2009, Giant received feedback from gamers as a result of the limited closed beta testing of the game. In July, the Company launched the second phase of the closed beta testing and is now fine-tuning the game in accordance with the initial feedback, in preparation for the closed beta testing expected to be launched in the fourth quarter 2009.

ZT Online II—The sequel to the Company’s flagship game will be differentiated by new and improved 2D graphics. New features and a revised economic system will level the playing field for lower spending gamers, with the aim of attracting more users. ZT Online II is slated to undergo engineering testing towards the end of 2009.

Dragon Soul—Dragon Soul is a 3D ancient Chinese PK MMORPG developed by Giant’s internal R&D team based in Chengdu, Sichuan. The game utilizes a self-developed 3D engine, featuring realistic lighting and maps with no boundaries. The game is expected to begin engineering testing in the fourth quarter 2009.

The Golden Land—The Golden Land is a medieval strategy webgame. During the third quarter Giant began engineering testing and optimizing the client-side and server-side engines, as well as with the questing system. The Company will continue to adjust and optimize the balancing of the game. The Golden Land is expected to enter limited closed beta testing in the third quarter and closed beta testing in the fourth quarter 2009.

Win@Giant Program—

•

My Sweetie is a 2.5D free-to-play casual MMORPG that allows players to create virtual characters and raise virtual pets on their PC desktops, and interact online with other virtual pet-owners. During the second quarter 2009, Giant overhauled My Sweetie’s website, introduced maps for higher level players, and improved the general gaming experience. The game is currently under closed beta testing and will continue to be enhanced.

•

XT Online is a 2.5D ancient Chinese martial arts MMORPG. Users practice different schools/styles of martial arts to become masters, with a focus on brotherhood and trust-building among other martial artists. During the second quarter, Giant worked on enriching the content, improving the artwork, and patching up various functionalities. XT Online is currently expected to begin limited closed beta testing in the third quarter and closed beta testing in the fourth quarter 2009.

Empire of Sports—Empire of Sports is a 3D MMORPG game featuring a wide range of sporting events. During the second quarter 2009, Giant began limited engineering testing with gamers and is now revising the economic system, quantitative balancing, and improving the user interface.

FOR IMMEDIATE RELEASE

Third Quarter 2009 Guidance—Based on the current estimates, Giant expects to generate total net revenue for the third quarter 2009 in the range of RMB310.0 million to RMB345.0 million.

Conference Call

Giant’s senior management will host a conference call on Wednesday, August 19, 2009 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 8:00 pm (Beijing Time) to discuss its second quarter 2009 financial results and recent business activity. The conference call may be accessed by calling +1 (866) 203 3436 (for callers in the US), +86 10 800 130 0399 (for callers in Southern China), +86 10 800 152 1490 (for callers in Northern China) or +1 (617) 213 8849 (for callers outside of the US and China) and entering pass code 13610560.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8302, which was the noon buying rate as of June 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

FOR IMMEDIATE RELEASE

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income attributable to the Company’s shareholders:	350,581,570	231,891,563	231,900,506	33,952,228

Share-based compensation	11,880,964	8,328,351	7,896,476	1,156,112

Non-GAAP net income attributable to the Company’s shareholders:	362,462,534	240,219,914	239,796,982	35,108,340

Non-GAAP earnings per share:

Basic	1.50	1.06	1.06	0.16
Diluted	1.45	1.03	1.03	0.15

Weighted average ordinary shares:

Basic	241,522,046	225,953,673	225,962,544	225,962,544
Diluted	250,669,716	233,704,160	233,923,536	233,923,536

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including ZT Online and Giant Online. Giant has eight additional online games that it intends to launch, including ZT Online Green Edition, King of Kings III, ZT Online II, Dragon Soul, The Golden Land, My Sweetie, XT Online, and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of June 30, 2009 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,”

FOR IMMEDIATE RELEASE

“future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our estimated total net revenues for the third quarter of 2009, the ability of ZT Online to attract players and extend its life cycle with the expansion pack introduced in July 2009, the continuing benefits of the reorganization of our R&D teams, our ability to successfully commercially launch our new games, including ZT Online Green Edition, King of Kings III, ZT Online II, Dragon Soul, The Golden Land, My Sweetie, XT Online, and Empire of Sports, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, the benefits of the Win@Giant game incubation program, the benefits of tightened cost controls and reduction in sales and marketing expenses, and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008. Our actual results of operations for the second quarter 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Michael Henson, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,834,175,667	2,140,894,601	2,256,439,481	330,362,139
Prepayments and other current assets	91,577,935	50,713,103	50,845,363	7,444,198
Accounts receivable	—	614,094	1,257,511	184,110
Due from related parties	6,744,530	—	—	—
Inventories	1,163,390	903,188	832,660	121,909
Deferred tax assets	68,707,325	77,818,007	70,227,540	10,281,916
Short-term investments	3,895,399,859	3,070,208,096	2,777,975,000	406,719,423
Available-for-sale investment	—	—	35,978,013	5,267,490
Secured promissory note	34,295,500	—	—	—

Total current assets	5,932,064,206	5,341,151,089	5,193,555,568	760,381,185

Non-current assets:
Property and equipment, net	180,565,890	207,988,660	200,573,072	29,365,622
Intangible assets, net	87,576,747	98,747,823	110,406,132	16,164,407
Goodwill	—	—	6,224,587	911,333
Available-for-sale investment	—	460,968,657	444,341,125	65,055,361
Deferred tax assets	—	6,762,138	7,942,688	1,162,878
Other assets	—	—	85,100,136	12,459,392

Total non-current assets	268,142,637	774,467,278	854,587,740	125,118,993

Total assets	6,200,206,843	6,115,618,367	6,048,143,308	885,500,178

LIABILITIES AND EQUITY
Current liabilities:
Payables and accrued expenses	159,717,408	68,380,299	112,112,791	16,414,279
Tax payable	65,988,462	17,025,092	3,089,732	452,363
Advance from distributors	58,990,575	66,891,012	63,696,908	9,325,775
Deferred revenue	419,776,021	403,920,349	345,580,565	50,595,966
Dividends payable	—	277,591,293	—	—
Deferred tax liability	—	—	300,367	43,976
Unrecognized tax benefits	30,911,888	5,275,364	8,761,075	1,282,697

Total current liabilities	735,384,354	839,083,409	533,541,438	78,115,056

Total liabilities	735,384,354	839,083,409	533,541,438	78,115,056

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at June 30, 2008, March 31, 2009 and June 30,2009 respectively; 261,110,626 shares issued and 241,899,526 shares outstanding at June 30,2008, 263,110,626 shares issued and 225,599,541 shares outstanding at March 31, 2009, 263,110,626 shares issued and 226,441,541 shares outstanding at June 30, 2009)	416	417	417	61
Additional paid-in capital	5,962,424,775	5,996,197,965	6,016,036,430	880,799,454
Statutory reserves	43,890,273	43,890,273	43,890,273	6,425,913
Accumulated other comprehensive income	(295,535,499)	(166,005,942)	(182,407,837)	(26,706,076)
Retained earnings	1,200,650,544	1,579,244,278	1,811,144,784	265,167,167
Treasury stock	(1,446,608,020)	(2,176,792,033)	(2,176,792,033)	(318,701,068)

Total shareholders’ equity	5,464,822,489	5,276,534,958	5,511,872,034	806,985,451

Non controlling interests	—	—	2,729,836	399,671

Total equity	5,464,822,489	5,276,534,958	5,514,601,870	807,385,122

Total liabilities and equity	6,200,206,843	6,115,618,367	6,048,143,308	885,500,178

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	June 30 2008	March 31 2009	June 30 2009	June 30, 2009
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	503,270,285	370,540,346	361,187,903	52,881,014
Overseas licensing revenue	963,175	2,890,463	2,886,593	422,622
Other revenue, net	534,849	89,710	15,108	2,212

Total net revenue	504,768,309	373,520,519	364,089,604	53,305,848

Cost of services	(57,760,390)	(59,649,488)	(54,542,858)	(7,985,543)

Gross profit	447,007,919	313,871,031	309,546,746	45,320,305

Operating (expenses) income:
Research and product development expenses	(19,879,930)	(32,277,980)	(29,000,214)	(4,245,881)
Sales and marketing expenses	(83,589,894)	(30,248,358)	(24,154,679)	(3,536,453)
General and administrative expenses	(30,340,315)	(29,412,868)	(31,943,066)	(4,676,739)
Government financial incentives	15,000,000	10,000,000	10,000,000	1,464,086

Total operating expenses	(118,810,139)	(81,939,206)	(75,097,959)	(10,994,987)

Income from operations	328,197,780	231,931,825	234,448,787	34,325,318

Interest income	43,382,988	26,067,320	22,960,826	3,361,662
Other (expense) income	(3,537,388)	5,732,693	343,347	50,269
Investment loss	—	(5,970,898)	—	—

Income before income tax expenses	368,043,380	257,760,940	257,752,960	37,737,249

Income tax expenses	(17,461,810)	(25,869,377)	(25,880,718)	(3,789,160)

Net income	350,581,570	231,891,563	231,872,242	33,948,089

Loss attributable to non controlling interests	—	—	28,264	4,138

Net income attributable to the Company’s shareholders	350,581,570	231,891,563	231,900,506	33,952,227

Other comprehensive income (loss)
Unrealized holding gain (loss)	—	10,961,804	(14,808,606)	(2,168,107)
Foreign currency translation	(82,588,161)	(9,730,918)	(1,593,289)	(233,271)

Total other comprehensive loss (income)	(82,588,161)	1,230,886	(16,401,895)	(2,401,378)

Comprehensive income	267,993,409	233,122,449	215,498,611	31,550,849

Earnings per share:

Basic	1.45	1.03	1.03	0.15
Diluted	1.40	0.99	0.99	0.15

Weighted average ordinary shares:

Basic	241,522,046	225,953,673	225,962,544	225,962,544
Diluted	250,669,716	233,704,160	233,923,536	233,923,536